FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    PURSUANT TO RULE 13a-16 or 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        For the month of: December 2003   Commission File Number: 0-26531

                             SOIL BIOGENICS LIMITED
                    ----------------------------------------
                               (Registrant's Name)

                       P.O. Box 48525, 595 Burrard Street
                            Vancouver, Canada V7X 1A2
                    ----------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


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If "Yes" is marked, indicate below the file number assigned to the registrant in connection  with  Rule  12g3-2(b):  N/A
                                    ---

Filed with this Form 6-K is the following which is incorporated herein by reference:

99.1 Press release - December 10, 2003: Soil Biogenics Limited Announces incorporation of wholly owned subsidiary Soil Biogenics S.L.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SOIL BIOGENICS LIMITED

Date:  December 10, 2003                    BY:  /s/ Agustin Gomez de Segura
       -----------------                         ---------------------------
                                                 Agustin Gomez de Segura
                                                 Director



                                  EXHIBIT INDEX

99.1   Press Release  -  December  10,  2003: Soil  Biogenics  Limited Announces
                         incorporation of wholly owned subsidiary Soil Biogenics S.L.




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